Exhibit 10.1

TRANSITION SERVICES AGREEMENT

This Transition Services Agreement (the “Agreement”), dated as of April 29, 2014, is by and between NuVasive, Inc. (the “Company”) and Michael J. Lambert, (the “Executive”) (each a “Party”, and, collectively, the “Parties”).

WHEREAS, the Company desires to set forth the terms and conditions for the Executive’s transition out of his role as the Company’s Chief Financial Officer and his performance of transition services in accordance with the following terms and conditions, and the Executive voluntarily desires to transition out of his role and to be retained by the Company to provide such transition services.

NOW THEREFORE, in consideration of the covenants and conditions set forth herein, the Parties, intending to be legally bound, hereby agree as follows:

1.           Term. Effective as of April 29, 2014, (the “Effective Date”), the Company shall engage the Executive to provide the Services set forth in Section 2 until the earlier of (a) March 31, 2015 (unless otherwise extended by mutual written agreement between the Parties), or (b) the date this Agreement is terminated pursuant to Section 4 (such earlier date the “Termination Date”, and the period from the Effective Date through the Termination Date, the “Term”).

2.           Services. Executive shall continue to perform services as the Chief Financial Officer of the Company from the Effective Date through the close of business on July 31, 2014 (the “Transition Date”). Effective as of the Transition Date, the Executive resigns his position as Chief Financial Officer, but shall continue to serve as an Executive Officer of the Company and a member of the Company’s Executive Committee reporting directly to the Company’s Chief Executive Officer for the remainder of the Term. Following the Transition Date, Executive shall assist in the transition of his duties to the Company’s new Chief Financial Officer and provide such other services as may be reasonably requested by the Company’s Chief Executive Officer. During the Term, Executive shall devote commercially reasonable efforts to the performance of these services in a prompt and professional manner.

3.           Compensation. From the Effective Date through the Transition Date, the Executive shall receive compensation in accordance with the Executive’s compensation arrangements in effect as of the Effective Date. Effective as of the Transition Date, the Executive shall receive compensation under the terms set forth in this Section 3 below.

a.           Base Salary. Effective the day following the Transition Date, the Executive’s Base Salary throughout the remainder of the Term shall be $241,250 per annum payable in accordance with the Company’s normal payroll practices.

b.           Bonus. Executive’s target bonus for the 2014 annual performance period under the Company’s 2014 Executive Performance Bonus Plan (the “2014 Bonus Plan”) shall be adjusted to be equal to the aggregate amount of $232,203, which aggregate amount is the sum of (i) 70% of Executive’s annual base salary as in effect on the Effective Date ($482,500) prorated for the monthly periods commencing on January 1, 2014, and ending on July 31, 2014, plus (ii) 35% of the Executive’s annual Base Salary specified under Section 3(a) prorated for the monthly periods commencing on August 1, 2014, and ending on December 31, 2014.

c.           Equity Awards. The Executive’s outstanding equity awards will remain outstanding, subject to their existing terms and conditions; provided, however, that the Executive shall, subject to the Executive’s execution of a General Release (as defined in Section 4.ii below), be irrevocably entitled to full credit for continued service through March 31, 2015 with respect to the service-based vesting component of any outstanding equity awards that would otherwise have vested by March 31, 2015, unless Executive is terminated for Cause or at his Executive’s election prior to such date. For the sake of clarity, any equity awards held by the Executive with a service component that vests after March 31, 2015 are forfeited by the Executive and shall no longer constitute any right to receive (or purchase) shares of Company stock.

d.           Benefits. The Executive shall remain entitled to participate in the benefit plans and programs available to the Company’s Executive Officers in accordance with the terms, conditions and limitations of such plans or programs throughout the Term.

4.           Termination. This Agreement and the Executive’s services hereunder may be terminated at any time by the Company for Cause (as defined herein) or by either Party for any reason other than Cause upon seven (7) days’ prior, written notice. For purposes of this Agreement, “Cause” shall mean (a) the Executive’s repeated failure to satisfactorily perform the services under this Agreement, (b) the Executive’s refusal or failure to follow the lawful directions of the Company’s Chief Executive Officer or Board of Directors, (c) the Executive’s conviction of a crime involving moral turpitude, or (d) the

Executive engaging or in any manner participating in any activity which is directly competitive or injurious to the Company. The Executive agrees that he is an “at will” employee of the Company and his employment may be terminated for any reason or no reason; provided, however, that the foregoing shall, in no way, limit the provisions of this Agreement regarding Executive’s rights upon any such termination.

i)

Upon the termination of the Executive’s employment by the Company for Cause or by the Executive for any reason, the Company’s obligations to the Executive under this Agreement shall terminate without further obligation to the Executive upon: (A) payment of the Executive’s Base Salary through the date of termination; (B) payment of any vested and unpaid amounts - together with any rights to benefits continuation - under the Company’s employee benefit plans, subject to the terms, conditions and limitations of such plans, (C) payment of any earned annual bonus or long term incentive bonus not yet paid to the Executive, and (D) payment of any substantiated and unreimbursed business expenses incurred by the Executive and payable under the Company’s reimbursement policy to the extent not theretofore reimbursed (the amounts described in clauses (A) through (D) are hereinafter referred to as the “Accrued Obligations”).

ii)

In the event the Company terminates the Executive’s employment during the Term for reasons other than Cause, death or disability, the Company shall provide the Executive with (A) the Accrued Obligations, and (B) subject to the Executive’s execution of a General Release, full entitlement to the outstanding Equity Awards that would otherwise have vested by March 31, 2015 (as set forth in Section 3.c., above). The “General Release” referred to above shall be a written release by the Executive of all claims against the Company, its affiliates and their respective officers and directors that is (1) in form and substance mutually agreeable to the parties and consistent with the Company’s past practice, (2) executed no later than 30 days after the Termination Date, and (3) not subsequently revoked.

iii)

The Executive’s rights to payments pursuant to this Section 4 replace all other rights to severance or termination payments from the Company, and the Executive (A) agrees that this Agreement replaces any and all prior agreement(s) or understanding(s), whether written or verbal, with respect to severance, termination or benefit continuation rights or payments between the Company and the Executive (including, without limitation, that certain offer letter from the Company to Executive dated October 16, 2009, the letter from the Company to Executive dated March 4, 2011, and the Change of Control Severance Agreement between the Company and Executive), and (B) expressly disclaims any other rights to severance or other post-employment benefits that he may have been granted or otherwise may have become entitled to (including, without limitation, pursuant to the aforementioned offer letter and/or Change of Control Severance Agreement). Nothing herein is intended to eliminate or limit Executive’s rights (be it via contracts, statute and/or the Company’s organizational documents) to indemnification as an Executive Officer of the Company, which rights are not superseded or in any way limited by this Agreement.

5.           Cooperation. Throughout and following the Term of this Agreement, upon reasonable notice to the Executive, the Executive agrees to respond to requests by the Company for information concerning matters involving facts or events relating to the Company, that may be within the Executive’s knowledge. In the event that the Executive is subpoenaed in connection with any litigation or investigation involving the Company, the Executive agrees to promptly notify the Company so as to provide the Company opportunity, at its own expense, to respond to such notice before taking any action or making any decision in connection with such subpoena. In the event of any request to the Executive pursuant to the first sentence of this Section 5, the Company agrees to reimburse the Executive for the Executive’s reasonable out-of-pocket expenses incurred in connection therewith promptly, but in any event within thirty (30) days, after receipt of an invoice therefor. All reimbursement requests shall be submitted within thirty (30) days of the date the expense is incurred. Nothing in this Agreement affects or limits the Executive’s rights or obligations under any applicable law to make filings with, or respond truthfully in timely fashion to inquiries from, any governmental or regulatory authorities.

6.           Acknowledgement of Continuing Obligations. The Executive acknowledges that nothing in this Agreement alters the application of the Company’s Clawback Policy or the Executive’s obligations and covenants with respect to the protecting of the Company’s confidential and proprietary information and trade secrets. The Executive acknowledges and agrees that he remains subject to the terms of that certain Proprietary Information and Inventions Agreement dated as of October 19, 2009 (the “PIIA”), and Executive agrees that his obligations under such agreement are specifically incorporated as additional terms and conditions of this Agreement and that the Company and its affiliates (each a “Protected Party” and collectively the “Protected Parties”) shall remain entitled to enforce the Executive’s covenants and obligations contained in the PIIA.

7.           Remedy for Breach. The Parties hereby acknowledge that the provisions of Sections 5 and 6 of this Agreement are reasonable and necessary for the protection of the Protected Parties. The Parties further acknowledge that the Protected Parties may be irreparably harmed if such covenants are not specifically enforced. Accordingly, the Parties agree that, in addition to any other relief to which the Protected Parties may be entitled, including claims for damages, the Protected Parties shall be entitled to seek and obtain injunctive relief (without the requirement of any bond) from a court of competent jurisdiction for the purpose of restraining the Party in violation from an actual or threatened breach of such covenants. It is the intention of the Parties that Sections 5 and 6 of this Agreement be enforced to the fullest extent possible permitted by law. In case any provision of Sections 5 and 6 shall be declared by a court of competent jurisdiction to be invalid, illegal or unenforceable as written, the Parties agree that the court shall modify and reform such provision to permit enforcement to the greatest extent permitted by law.

8.           Governing Law, Venue and Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the State of California, without giving effect to the principles of conflicts of laws. All disputes arising out of or related to this Agreement shall be submitted to the state and federal courts of California, and each Party irrevocably consents to such personal jurisdiction and waives all objections thereto, but does so only for the purposes of this Agreement.

9.           Assignability. This Agreement, and the rights and obligations hereunder, may not be assigned by either Party without the express, written consent of the other Party.

10.           Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

11.           Entire Agreement; Amendment. This Agreement may be amended only by a written instrument signed by the Parties. Except with respect to those agreements referenced in Section 6 which are specifically incorporated into this Agreement by reference, this Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, between the Parties with respect to the subject matter of this Agreement.

12.           Section 409A Terms. Notwithstanding anything in this Agreement to the contrary, to the extent required to avoid the imposition of additional taxes and penalties under Section 409A of the Internal Revenue Code of 1986, as amended, and the guidance promulgated thereunder (collectively “Section 409A”), no severance benefit or similar payment which becomes payable under Section 4 pursuant to this Agreement on account of executive’s involuntary termination shall be paid until executive has incurred a “separation from service” within the meaning of Section 409A. Furthermore, to the extent that such amount constitutes a “deferral of compensation,” if Executive is a “specified employee” (within the meaning of Section 409A), such amount shall be paid on the date which is the first day of the seventh month after the date of Executive’s separation from service or, if earlier, the date of executive’s death following such separation from service.

13.           Survival. The Parties acknowledge that Sections 5 through 12 of this Agreement shall survive the termination of the Agreement and/or the Executive’s services.

14.           Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

15.           Section Headings; Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect the Agreement’s construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

IN WITNESS WHEREOF, the Parties have executed the Agreement as of the date and year first above written.

NUVASIVE, INC.	EXECUTIVE

/s/ Alexis V. Lukianov	/s/ Michael J. Lambert
By: Alexis V. Lukianov	Michael J. Lambert
Title: Chairman & Chief Executive Officer